UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
NOTICE OF SPECIAL GENERAL MEETING
Notice is hereby given that a special general meeting (the “SGM”) of APT Satellite Holdings Limited (the “Company”) will be held at its principal place of business, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Wednesday, 8 July 2009 at 11 a.m. to consider and, if thought fit, pass with or without modifications, the following resolution which will be proposed as an ordinary resolution as indicated below:
ORDINARY RESOLUTION
"THAT:
(a)
the transactions contemplated under the Lease Termination Agreement entered into on 1 June 2009 between APT Satellite Company Limited, a wholly-owned subsidiary of the Company, Telesat Canada and Telesat Asia Pacific Satellite (HK) Limited in respect of APSTAR-IIR/Telstar 10 be and is hereby approved; and

(b)
the directors of the Company be and are hereby authorised to do all such things and sign, seal, execute, perfect and deliver all such documents on behalf of the Company as they may in their discretion consider necessary, desirable or expedient, for the purposes of or in connection with the implementation and/or give effect to any matters relating to the Lease Termination Agreement and all transactions contemplated thereunder.”

By Order of the board of
APT Satellite Holdings Limited
Dr. Brian Lo
Company Secretary
Hong Kong, 22 June 2009

Register office:
Clarendon House
2 Church Street
Hamilton, HM 11
Bermuda
Head office and principal place of business:
22 Dai Kwai Street
Tai Po Industrial Estate
Tai Po
New Territories
Hong Kong
Notes:
1.
A member entitled to attend and vote at the above meeting is entitled to appoint one or, if he/she is the holder of two or more shares, more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.
In order to be valid, the form of proxy must be deposited with the Company’s branch share registrars in Hong Kong, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).

3.
The form of proxy for use in connection with the above meeting has been sent to the shareholders and such form is also published on the website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.apstar.com).

The directors of the Company as at the date of this notice are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President